LEADINGBRANDS™

Q2

2011

Leading Brands, Inc.

Second Quarter Report

Period Ended August 31, 2011

Note: The financial statements accompanying this report have not been audited or reviewed by the Company’s auditors

Report to Shareholders

To our Shareholders:

Second quarter net income was $646,000 or $0.19 per share [$0.18 fully diluted] versus net loss of $(549,000) or $(0.14) per share in the same quarter of last year. YTD net income was $1,094,000 or a record $0.31 per share [$0.30 fully diluted], versus a net loss of $(141,000) or $(0.04) in the first half of fiscal 2010.

Q2 2011 net income before stock based compensation (SBC) increased to $710,000 or $0.21 per share [$0.20 fully diluted] versus $632,000 or $0.16 per share in the same quarter last year. YTD net income before SBC rose to $1,327,000 or $0.38 per share [$0.36 fully diluted] from $1,110,000 or $0.28 [$0.28 fully diluted] a year ago.

Non-GAAP Income before SBC is determined as follows:

	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Net Income (loss)	$646,000	$(549,000)	$1,094,000	$(141,000)

Add back SBC	64,000	1,181,000	233,000	1,251,000

Net income before SBC	$710,000	$632,000	$1,327,000	$1,110,000

Non-GAAP Income per share before SBC is determined as follows:

	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Income (loss) per share	$0.19	$(0.14)	$0.31	$(0.04)

Add back SBC per share	0.02	0.30	0.07	0.32

Income per share before SBC	$0.21	$0.16	$0.38	$0.28

Pro-forma results for EBITDAS are determined as follows:

	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Net Income (loss)	$646,000	$(549,000)	$1,094,000	$(141,000)

Add back:

Interest	25,000	42,000	49,000	86,000

Depreciation and Amortization	168,000	174,000	336,000	343,000

Non-cash stock based compensation	64,000	1,181,000	233,000	1,251,000

Non-cash income tax expense	299,000	285,000	521,000	491,000

Total Add Backs:	556,000	1,682,000	1,139,000	2,171,000

EBITDAS	$1,202,000	$1,133,000	$2,233,000	$2,030,000

Q2 2011 EBITDAS (Earnings Before Interest, Taxes, Depreciation, Amortization and SBC) was $1,202,000 or $0.35 per share [$0.34 fully diluted], versus $1,133,000 or $0.29 per share during the same period last year. YTD EBITDAS increased to $2,233,000 or $0.64 per share [$0.61 fully diluted] from $2,030,000 or $0.52 per share [$0.52 fully diluted] in the first half of fiscal 2010.

EBITDAS per share reconciles to income per share as follows:

	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Income (loss) per share	$0.19	$(0.14)	$0.31	$(0.04)

Add back:

Interest	0.01	0.01	0.01	0.02

Depreciation and Amortization	0.04	0.05	0.10	0.09

Non-cash stock based compensation	0.02	0.30	0.07	0.32

Non-cash income tax expense	0.09	0.07	0.15	0.13

Total Add Backs per share:	0.16	0.43	0.33	0.56

EBITDAS per share	$0.35	$0.29	$0.64	$0.52

Gross profit margin for the quarter was 42.4%, up from 39.1% in the same quarter last year. In Q4 of fiscal 2010 the Company adjusted how it applied certain overhead, freight and warehousing costs, thereby increasing cost of goods sold and reducing SG&A costs.

Gross revenue for Q2 2011 was $5,729,000 versus $6,291,000 in the comparative period of last year. The decline in revenues is principally due to colder than average weather conditions in the Company’s principal markets during Q2 2011. Additionally, the Company discontinued distribution of a licensed beverage brand in January 2011.

Discounts, rebates and slotting fees were $259,000 in Q2 2011, down from $424,000 in Q2 of the prior year. SG&A expenses were $1,081,000 in Q2 of fiscal 2011, versus $2,338,000 in the comparative period of the previous year. The principal differences are the reduction of stock based compensation charges and the ongoing impact of efficiency measures and cost controls.

Leading Brands, Inc • Q2 REPORT	1

As at the end of Q2 2011 the Company had cash and available credit totaling approximately $2,827,128.

During Q2 2011 the Company repurchased an additional 180,768 shares of its common stock at an average price of $3.61 US per share, pursuant to its share repurchase program. As at August 31, 2011 the Company had outstanding 3,297,968 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program. Consequently, the Company’s Board of Directors has authorized an additional $500,000 increase to the program, which now has approximately $800,000 US remaining authorized under it.

Thank you for your continued support.

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

• business objectives, goals and strategic plans;
• operating strategies;
• expected future revenues, earnings and margins;
• anticipated operating, selling and general and administrative costs;
• availability of raw materials, including water, sugar, cardboard and closures and flavoring;
• effects of seasonality on demand for our products;
• anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
• our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012 and thereafter;
• anticipated capital expenditures; and
• anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q2 REPORT • Leading Brands, Inc

Management’s Discussion & Analysis

For the three months and six months ended August 31, 2011

September 29, 2011

The following information should be read in conjunction with the Leading Brands, Inc. (“the Company”) February 28, 2011 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in that currency.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Change in Accounting Policies

On March 1, 2011, the Company transitioned from Canadian GAAP to U.S. GAAP. As disclosed in prior quarterly filings and the year-end financial statements, the Company elected to adopt U.S. GAAP on the basis that its common shares trade exclusively in the U.S. Amounts reported for August 31, 2010 have been restated for comparative purposes.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

During the three months ended August 31, 2011 the Company improved its Margin Percentage from 39.1% in the quarter ended August 31, 2010 to 42.4% in the quarter ended August 31, 2011. This improvement in margin is driven by the Company’s continued focus on higher margin products, cost controls and improved operating efficiencies.

For the three months ended August 31, 2011, the Company reported gross sales of $5.7 million and net income of $645,989 as compared to gross sales of $6.3 million and net loss of $549,072 in the corresponding quarter of the prior year. The increase in net income for the quarter was attributable primarily to a reduction in stock based compensation expense by $1.1 million over the comparative period.

EBITDAS for the quarter was $1,202,499 compared to $1,133,038 in the same period of 2010. The increase in EBITDAS is explained by reduced cost of sales and lower discounts, rebates, and slotting fees.

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	August 31, 2011	August 31, 2010	Change
Manufactured Products	$5,466,698	$5,709,200	$(242,502)
Purchased Products	262,690	581,474	(318,784)
Total Gross Revenue	$5,729,388	$6,290,674	$(561,286)
Discounts, Allowances
and Rebates	(258,653)	(424,065)	165,412
Net Revenue	$5,470,735	$5,866,609	$(395,874)

Gross revenue for the quarter ended August 31, 2011 was $5,729,388 compared to $6,290,674 for the same period of the previous year, representing a decrease of $561,286

Leading Brands, Inc • Q2 REPORT	3

or 8.9%. This decrease is principally due to colder than average weather in the Company’s principal markets in the period and the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the quarter ended August 31, 2011 decreased $165,412 compared to the same period of the prior year as a result of lower discounts on the Company’s branded beverages during the period.

	Six months ended	Six months ended
Revenue	August 31, 2011	August 31, 2010	Change
Manufactured Products	$10,582,619	$10,751,706	$(169,087)
Purchased Products	492,238	1,094,648	(602,410)
Total Gross Revenue	$11,074,857	$11,846,354	$(771,497)
Discounts, Allowances and Rebates	(598,195)	(843,363)	245,168
Net Revenue	$10,476,662	$11,002,991	$(526,329)

Gross revenue for the six months ended August 31, 2011 was $11,074,857 compared to $11,846,354 for the same period of the previous year, representing a decrease of $771,497 or 6.5%. This decrease is principally due to colder than average weather in the Company’s principal markets in the period and the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the six months ended August 31, 2011 decreased $245,168 compared to the same period of the prior year as a result of lower discounts on the Company’s branded beverages during the period and the discontinuation by the Company of a licensed brand.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2011	August 31, 2010	Change
Manufactured Products	$2,917,091	$3,137,868	$(220,777)
Purchased Products	235,366	434,155	(198,789)
Total	$3,152,457	$3,572,023	$(419,566)

Cost of sales for the quarter ended August 31, 2011 were $3,152,457 compared to $3,572,023 for the same period of the previous year, representing a decrease of $419,566 or 11.7%. The decrease in cost of sales is the result of a corresponding decrease in sales volumes and greater operating efficiencies in the quarter ended August 31, 2011.

	Six months ended	Six months ended
Cost of Sales	August 31, 2011	August 31, 2010	Change
Manufactured Products	$5,699,269	$5,839,404	$(140,135)
Purchased Products	441,037	854,022	(412,985)
Total	$6,140,306	$6,693,426	$(553,120)

Cost of sales for the six months ended August 31, 2011 were $6,140,306 compared to $6,693,426 for the same period of the previous year, representing a decrease of $553,120 or 8.3%. The decrease in cost of sales is the result of a corresponding decrease in sales volumes and greater operating efficiencies in the six months ended August 31, 2011.

MARGIN

	Quarter ended	Quarter ended
Margin	August 31, 2011	August 31, 2010	Change
Manufactured Products	$2,303,886	$2,210,877	$93,009
Purchased Products	13,392	83,709	(70,317)
Total	$2,317,278	$2,294,586	$23,692
Margin Percentage	42.4%	39.1%	3.3%

Margin for the quarter ended August 31, 2011 was $2,317,278 compared to $2,294,586 for the same quarter of the previous year, representing an increase in margin percentage of 3.3%.

	Six months ended	Six months ended
Margin	August 31, 2011	August 31, 2010	Change
Manufactured Products	$4,310,972	$4,184,955	$126,017
Purchased Products	26,384	124,610	(98,226)
Total	$4,337,356	$4,309,565	$27,791
Margin Percentage	41.4%	39.2%	2.2%

Margin for the six months ended August 31, 2011 was $4,337,356 compared to $4,309,565 for the same period of the previous year, representing an increase in margin percentage of 2.2%.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses decreased by $1,256,759 (53.7%) from $2,338,097 in the same quarter of the prior year to $1,081,338 in the quarter ended August 31, 2011. This decrease is due to a $1,116,679 reduction in stock based compensation expense and additional reductions in professional fees, and administrative salary and benefit expenses.

In the year ended February 28, 2011, the Company reclassified certain amounts from selling, general and administrative expenses to cost of sales and foreign exchange gain. The comparative amounts presented herein were reclassified to conform with this new presentation.

4	Q2 REPORT • Leading Brands, Inc

Summary of Quarterly Results

	AUGUST 31 (Q2)		MAY 31 (Q1)		FEBRUARY 28 (Q4)		NOVEMBER 30 (Q3)
	2011	2010	2011	2010	2011	2010	2010	2009
Net sales / operating revenue	$5,470,735	$5,866,609	$5,005,927	$5,136,382	$4,036,304	$4,653,550	$3,869,736	$4,350,703
Net income (loss)	$645,989	$(549,072)	$448,061	$408,224	$94,816	$99,639	$46,588	$66,288
Net income (loss) per share	$0.19	$(0.14)	$0.13	$0.05	$0.02	$0.03	$0.01	$0.02
Net income (loss) per share, diluted	$0.18	$(0.14)	$0.12	$0.05	$0.02	$0.03	$0.01	$0.02

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income Before Stock Based Compensation Expense is as follows:

	AUGUST 31 (Q2)		MAY 31 (Q1)		FEBRUARY 28 (Q4)		NOVEMBER 30 (Q3)
	2011	2010	2011	2010	2011	2010	2010	2009
Net income (loss)	$645,989	$(549,072)	$448,061	$408,224	$94,816	$99,639	$46,588	$66,288
Stock based compensation	$64,419	$1,181,098	$167,180	$69,787	$218,450	$58,619	$205,539	$52,108
Net income (loss) before stock based compensation expense	$710,408	$632,026	$615,241	$478,011	$313,266	$158,258	$252,127	$118,396

Other Information

	THREE MONTHS ENDED		SIX MONTHS ENDED
	AUGUST 31		AUGUST 31
EBITDAS	2011	2010	2011	2010
Net income	$645,989	$(549,072)	$1,094,050	$(140,848)
Add back:
Interest, net	24,282	41,817	49,569	86,073
Depreciation and amortization	168,463	173,702	335,643	343,435
Stock based compensation expense	64,419	1,181,098	233,061	1,250,886
Income taxes	299,346	285,493	520,877	490,808
EBITDAS	$1,202,499	$1,133,038	$2,233,200	$2,030,354

Margin
Net revenue	$5,470,735	$5,866,609	$10,476,662	$11,002,991
Less: Cost of Sales	(3,151,457)	(3,572,023)	(6,139,306)	(6,693,425)
Margin	$2,319,278	$2,294,586	$4,337,356	$4,309,566
Margin % of Net Revenue	42.4%	39.1%	41.4%	39.2%

Leading Brands, Inc • Q2 REPORT	5

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	August 31, 2011	August 31, 2010	Change
Operating activities	$1,217,813	$745,884	$471,929
Investing activities	$(50,938)	$(329,938)	$279,000
Financing activities	$(1,024,551)	$(460,197)	$(564,354)

During the quarter, cash generated from operating activities increased by $471,929 compared to the same period of the prior year. This increase is primarily attributable to the timing of a significant accounts receivable balance in the comparative period and the receipt of a significant accounts receivable balance that was outstanding at May 31, 2011.

The increase in cash utilized for investing activities period over period is attributable to capital expenditures relating to the final stage of completion of a plant line-upgrade and reconfiguration project that was ongoing in the first quarter.

Cash utilized for financing activities was $1,024,551 during the quarter representing a $564,354 increase compared to the Q2 2010. The increase in cash utilized by financing activities is primarily a result of the Company’s share repurchase plan and repayment of debt. During the quarter, the Company repurchased 180,768 shares at a cost of $622,426.

Cash provided by	Six months ended	Six months ended
(used in):	August 31, 2011	August 31, 2010	Change
Operating activities	$1,488,863	$1,463,712	$25,151
Investing activities	$(295,392)	$(416,234)	$120,842
Financing activities	$(1,448,943)	$(653,271)	$(795,672)

For the six months ended August 31, 3011, operating activities are consistent. Investing activities are attributable to a plant line upgrade that commenced in late 2010 and saw completion in early Q2 2011.

Cash utilized for financing activities was $1,448,943 during the six months ended August 31, 2011, representing an increase of $795,672 compared to the same period in 2010. The increase in cash utilized by financing activities is primarily a result of the Company’s share repurchase plan and repayment of debt. Fiscal year to date, the Company has repurchased 279,581 shares at a cost of $946,028.

Liquidity and Capital Resources

The Company has realized a net working capital increase of 27% since the prior year-ended February 28, 2011. As at August 31, 2011, the Company has net working capital of $2,358,526 (current assets of $4,296,976 less current liabilities of $1,938,450). In addition, at August 31, 2011 the Company had $1,212,000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2011 this credit facility was not utilized.

Considering the positive net working capital position, including the cash and cash equivalents on hand at August 31, 2011, and available debt, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2011 and are available in the February 28, 2011 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management and capital management can be found in Note 9 and Note 10 of the quarterly financial statements.

Disclosure of Outstanding Share Data

At September 29, 2011, the Company had 3,302,968 issued and outstanding common shares excluding the 5,100 held in treasury, 960,000 issued and outstanding stock options, of which 868,992 were vested, and 363,400 issued and outstanding common share purchase warrants.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud.

6	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Balance Sheet

(UNAUDITED)	August 31	February 28
(EXPRESSED IN CANADIAN DOLLARS)	2011	2011

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,615,128	$1,870,600
Accounts receivable (Note 9)	943,975	730,884
Inventory (Note 2)	1,636,647	1,161,848
Prepaid expenses and deposits (Note 3)	101,226	177,915
	4,296,976	3,941,247

Property, plant and equipment	9,058,412	9,108,285
Deferred tax assets	2,286,853	2,807,730
	$15,642,241	$15,857,262

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,465,586	$1,589,861
Current portion of long-term debt (Note 4)	472,864	487,613
	1,938,450	2,077,474

Long-term debt (Note 4)	1,140,247	1,628,412
Lease inducement	37,270	50,051
Derivative liability - non-employee stock options (Note 5)	289,848	245,983
	$3,405,815	$4,001,920

SHAREHOLDERS’ EQUITY
Share capital (Note 8)
Common shares	37,396,907	40,607,350
Treasury stock	(5,612)	(19,536)
Additional paid-in capital	15,124,356	12,640,803
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(40,857,141)	(41,951,191)
	12,236,426	11,855,342
	$15,642,241	$15,857,262

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q2 REPORT	7

Leading Brands, Inc.
Interim Consolidated Statement of Income (Loss) and
other Comprehensive Income (Loss)

(UNAUDITED)	Three months ended		Six months ended
(EXPRESSED IN CANADIAN DOLLARS)	August 31		August 31
	2011	2010	2011	2010

Gross revenue	$5,729,388	$6,290,674	$11,074,857	$11,846,354
Less: Discounts, rebates and slotting fees	(258,653)	(424,065)	(598,195)	(843,363)
Net revenue	5,470,735	5,866,609	10,476,662	11,002,991

Cost of sales	3,152,457	3,572,023	6,139,306	6,693,425
Selling, general and administration expenses	1,081,338	2,338,097	2,288,902	3,524,782
Depreciation of property, plant and equipment	168,463	173,702	335,643	343,435
Change in fair value of derivative liability	98,685	-	43,865	-
Interest expense	27,145	44,950	56,295	91,492
Loss on disposal of assets	903	2,076	9,622	3,249
Interest income	(2,863)	(3,133)	(6,726)	(5,419)
Foreign exchange loss (gain)	(728)	2,473	(5,172)	2,067
	4,525,400	6,130,188	8,861,735	10,653,031

Income (loss) before income taxes	945,335	(263,579)	1,614,927	349,960

Income tax expense	299,346	285,493	520,877	490,808
Net income (loss) and
other comprehensive income (loss)	$645,989	$(549,072)	$1,094,050	$(140,848)

Basic income per share	$0.19	$(0.14)	$0.31	$(0.04)
Weighted average # of shares outstanding - basic	3,397,058	3,922,477	3,505,549	3,922,876

Diluted income per share	$0.18	$(0.14)	$0.30	$(0.04)
Weighted average # of shares outstanding - diluted	3,582,737	3,922,477	3,691,229	3,922,876

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

8	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Statement of Changes in
Shareholders’ Equity

(UNAUDITED)	Three months ended		Six months ended
(EXPRESSED IN CANADIAN DOLLARS)	August 31		August 31
	2011	2010	2011	2010

Common Shares
Beginning of period	$39,532,810	$44,508,673	$40,607,350	$44,508,673
Shares issued during the period	6,880	-	6,880	-
Shares cancelled during the period	(2,142,783)	(166,643)	(3,217,323)	(166,643)
	37,396,907	44,342,030	37,396,907	44,342,030

Treasury Stock
Beginning of period	(25,595)	-	(19,536)	-
Shares repurchased during the period	(2,122,800)	166,643	(3,203,399)	166,643
Shares cancelled during the period	2,142,783	(166,643)	3,217,323	(166,643)
	(5,612)	-	(5,612)	-

Additional Paid-In Capital
Begining of period	13,566,442	8,327,686	12,640,803	8,257,899
Shares cancelled during the period	1,493,495	129,461	2,250,492	129,461
Stock based compensation on issued options	64,419	1,181,098	233,061	1,250,886
	15,124,356	9,638,246	15,124,356	9,638,246

Accumulated Other Comprehensive Income
Beginning of period	577,916	577,916	577,916	577,916
Foreign exchange translation adjustment	-	-	-	-
	577,916	577,916	577,916	577,916

Accumulated Deficit
Beginning of period	(41,503,130)	(41,368,886)	(41,951,191)	(41,777,110)
Net income (loss)	645,989	(549,072)	1,094,050	(140,848)
	(40,857,141)	(41,917,958)	(40,857,141)	(41,917,958)

Total Shareholders’ Equity	$12,236,426	$12,640,234	$12,236,426	$12,640,234

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q2 REPORT	9

Leading Brands, Inc.
Interim Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ended		Six months ended
(EXPRESSED IN CANADIAN DOLLARS)	August 31		August 31
	2011	2010	2011	2010
Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)	$645,989	$(549,072)	$1,094,050	$(140,848)
Items not involving cash
Depreciation and amortization	168,463	173,702	335,643	343,435
Amortization of leasehold inducement	(6,390)	(6,390)	(12,780)	(12,780)
Loss on disposal of assets	903	2,076	9,622	3,249
Stock based compensation expense	64,419	1,181,098	233,061	1,250,886
Change in deferred tax assets	299,346	285,493	520,877	490,808
Change in fair value of derivative liability	98,685	-	43,865	-
Changes in non-cash working capital (Note 7)	(53,604)	(341,023)	(735,476)	(471,038)
	1,217,812	745,884	1,488,862	1,463,712

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(50,939)	(329,938)	(295,392)	(416,234)
	(50,939)	(329,938)	(295,392)	(416,234)

FINANCING ACTIVITIES
Decrease in bank indebtedness	-	(113,537)	-	-
Repayment of long-term debt	(402,125)	(309,479)	(502,915)	(616,090)
Repurchase of common shares, net	(622,426)	(37,181)	(946,028)	(37,181)
	(1,024,551)	(460,197)	(1,448,943)	(653,271)

Increase (decrease) in cash and cash equivalents	142,323	(44,251)	(255,472)	394,206

Cash and cash equivalents, beginning of period	1,472,805	2,337,843	1,870,600	1,899,386
Cash and cash equivalents, end of period	$1,615,128	$2,293,592	$1,615,128	$2,293,592

SUPPLEMENTAL INFORMATION
Interest paid	$27,553	$44,917	$57,840	$91,879
Interest received	$2,863	$3,133	$6,726	$5,419

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Notes to the Interim Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of Leading Brands, Inc. and all of its wholly-owned subsidiaries.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with United States (“US”) Generally Accepted Accounting Principles for interim financial information by the Company without audit or review by the company’s auditors. These interim financial statements do not include all the disclosures required under US Generally Accepted Accounting Principles and should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2011. Certain prior period amounts have been reclassified to conform with the current period presentation.

Interim Financial reporting

These unaudited interim financial statements follow the same accounting policies and methods of their application as the figures presented in Note 18 of the audited financial statements for the year ended February 28, 2011. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results.

The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	August 31,	February 28,
	2011	2011
Finished goods	$871,918	$524,967
Raw Materials	764,729	636,881
	$1,636,647	$1,161,848

3. PREPAID EXPENSES AND DEPOSITS

	August 31,	February 28,
	2011	2011
Slotting fees	$4,353	$22,470
Insurance premiums	942	73,563
Rental deposits and other	95,931	81,882
	$101,226	$177,915

4. LONG-TERM DEBT

		August 31,	February 28,
		2011	2011

a)	Bank loan, principal and interest repayable at $8,408 per month, with interest at a rate of bank prime plus 1.25%, renewable on February 1, 2012. Portions of this loan amortize until June 2019 and April 2021.	$503,453	$837,100

b)	Capital lease, principal and interest repayable at $6,907 per month including interest at a five-year fixed rate of 6.53% per annum and maturing in October 2011	113,897	150,912

c)	Capital lease, principal and interest repayable at $15,024 per month including inter- est at a five-year fixed rate of 6.575% per annum and maturing in September 2014	578,137	647,928

d)	Capital lease, principal and interest repayable at $12,729 per month including inter- est at a five-year fixed rate of 6.125% per annum and maturing in September 2014	417,624	480,085

		1,613,111	2,116,025

	Less: current portion	(472,864)	(487,613)

		$1,140,247	$1,628,412

The agreement with respect to the bank loan contains four financial covenants. They are a tangible net worth covenant, a current ratio covenant, a capital acquisition covenant, and a debt coverage covenant. The Company was in compliance with all covenants at August 31, 2011. The agreement with respect to bank loan contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled and, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

The bank loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on all assets of the Company.

Subsequent to the period end, the Company extinguished its bank loan obligation under Note 4(a). Refer to Note 13 for further details.

Leading Brands, Inc • Q2 REPORT	11

5. DERIVATIVE LIABILITY

Under FASB ASC 815-40-15, non-employee stock options granted during the year ended February 28, 2011 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria of guidance. As a result, the Company was required to separately account for these stock purchase options as a derivative instrument liability recorded at fair value and marked-to-market each period with the change in the fair value each period charged or credited to income.

As at August 31, 2011, the change in derivative liability for non-employee options is as follows:

August 31, 2011
Balance, beginning of the period	$191,163
Fair value of options granted	-
Fair value of options exercised	-
Change in fair value of options	98,685
$289,848

6. COMMITMENTS AND CONTINGENCIES

The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments over the remaining terms of the lease are $324,178 to February 29, 2012, and $420,796 through to February 28, 2013.

The Company is party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

7. CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Six months ended
	August 31		August 31
	2011	2010	2011	2010
Accounts receivable	$206,877	$(632,060)	$(213,091)	$(455,806)
Inventory	138,764	67,991	(474,799)	89,633
Prepaid expenses and deposits	79,605	64,832	76,689	(53,608)
Accounts payable and accrued liabilities	(478,850)	158,214	(124,275)	(51,257)
	$(53,604)	$(341,023)	$(735,476)	$(471,038)

8. SHARE CAPITAL

The Company’s issued share capital is as follows:

	Common Shares
	Shares	Amount
Balance at February 28, 2011	3,579,249	$40,607,350
Shares cancelled in the first quarter	(94,713)	(1,074,540)
Balance at May 31, 2011	3,484,536	$39,532,810
Shares issued in the second quarter	2,400	6,880
Shares cancelled in the second quarter	(188,968)	(2,142,783)
Balance at August 31, 2011	3,297,968	$37,396,907

At August 31, 2011, 1,500 shares were held in treasury. The company intends to cancel these shares in the third quarter.

The Company’s issued and outstanding share purchase options balance as at August 31, 2011 is 965,000 options with a weighted average exercise price of US$3.07. Of these options, 870,260 have vested at a weighted average exercise price of US$2.97. No options were granted, cancelled, forfeited, or exercised in the period.

The Company’s issued and outstanding share purchase warrants as at August 31, 2011 total 363,400, each exercisable at a price of US$19.75 for one common share and all of the warrants expire on February 9, 2013. No warrants were granted, cancelled, forfeited, or exercised in the period.

12	Q2 REPORT • Leading Brands, Inc

9. FINANCIAL RISK MANAGEMENT

Credit risk
The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at August 31, 2011, the Company is exposed to credit risk through the following assets:

	August 31, 2011	February 28, 2011
Trade receivables	$904,357	$722,388
Other receivables	46,928	32,723
Allowance for doubtful accounts	(7,310)	(24,227)
	$943,975	$730,884

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2011, the Company’s ten largest customers comprised approximately 92% of sales compared with 86% in the last fiscal year ended February 28, 2011 and no one customer comprised more than 78% of sales compared with 73% in the last fiscal year ended February 28, 2011. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

At August 31, 2011, 100% of the trade receivables are current or have been provided for.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market Risk
Currency risk
The Company concludes sales in U.S. dollars to customers in the U.S.. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. dollars. The Company has not hedged its exposure to currency fluctuations.

At August 31, 2011, the Company’s cash balances included $2,000 denominated in U.S. dollars ($147,000 as at February 28, 2011), accounts receivable balances included $50,000 denominated in U.S. dollars ($50,000 as at February 28, 2011), and the Company’s accounts payable and accrued liabilities balance included $180,500 denominated in U.S. dollars ($136,000 as at February 28, 2011).

All other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $33,600 on net earnings for the quarter ended August 31, 2011. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk
The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. At August 31, 2011 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at August 31, 2011, the Company had short and long-term debt with variable interest rates in the amount of $503,500. A 1% increase in the interest rate on average borrowing levels for the quarter-ended August 31, 2011, would have an unfavorable impact of approximately $2,000 on net earnings for the quarter. A 1% decrease in the interest rate would have a positive impact of a similar magnitude.

Leading Brands, Inc • Q2 REPORT	13

Fair Value of Financial Instruments
The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which is classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 2. See Note 5 for results of fair valuation of the derivative liability in the period.

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

11. RELATED PARTY TRANSACTIONS

The following related party transactions not disclosed elsewhere are as follows:

		THREE MONTHS ENDED		SIX MONTHS ENDED
		AUGUST 31		AUGUST 31
		2011	2010	2011	2010

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000	$42,000	$42,000

ii)	Incurred professional service fees with a company related by a director in common	$132,000	$132,000	$264,000	$264,000

iii)	Incurred marketing consulting services with a company related by a director in common	$17,800	$15,800	$37,100	$37,800

iv)	Incurred consulting fees with a company related by an officer in common	$57,450	$55,229	$122,250	$116,198

v)	Incurred services from a company related by a director in common	$1,480	$431	$5,428	$2,399

12. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

13. SUBSEQUENT EVENTS

Subsequent to the period end, the Company made early debt repayments in the amounts of $300,000 and $203,453 on September 8 and September 13, respectively. With these repayments, the Company has extinguished the debt obligation presented in Note 4(a).

14	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Ralph D. McRae
Chairman and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President

Dallyn Willis
VP of Finance & Administration
(Principal Financial Officer)

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200
www.LBIX.com

Leading Brands, Inc • Q2 REPORT	15